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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13A-16 15D-16 OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                              Dated: May 31, 2006

                       Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)

     Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                   (Address of principal executive offices)



         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F   [_]              Form 40-F  [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes  [X]                   No   [_]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-5183.

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                                  SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              TECK COMINCO LIMITED
                                              (Registrant)



Date:   May 31, 2006                          By: /s/ Karen L. Dunfee
                                                  ------------------------
                                                  Karen L. Dunfee
                                                  Corporate Secretary



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                                                 |
                                                         EXTERNAL NEWS RELEASE
                                                                      06-19-TC

FOR IMMEDIATE RELEASE:              May 31, 2006


           TECK COMINCO LIMITED RESPONDS TO INCO DIRECTORS' CIRCULAR

      TECK COMINCO OFFER THE ONLY COMPELLING CHOICE FOR INCO SHAREHOLDERS

Vancouver,  B.C. -- Teck Cominco Limited responded today to the announcement by
Inco  Limited  that  Inco's  Board  of  Directors  has   recommended   to  Inco
shareholders that they not tender to Teck Cominco's takeover bid for Inco.

"Over the past two weeks we have met with most of Inco's major shareholders to present our offer and have received enthusiastic support," said Don Lindsay, President and Chief Executive Officer, Teck Cominco. "In addition to the cash they will receive, they are excited at the opportunity to participate in the new Teck Cominco."

"Inco continues to trade with our premium reflected in its share price. When we announced our offer on May 8, 2006, it represented a premium of 27.8% and 20.1% to the 30-day volume weighted average price and closing price, respectively, of Inco's shares as at May 5, 2006," he added.

"Despite continuing high commodity prices, shares of all base metal mining companies unaffected by takeover activity have declined quite significantly since our offer. In this environment, if Inco's share price had not been supported by our offer and it performed, for example, in line with the average of the three largest diversified mining companies, its share price would likely have declined by about 13% from its C$65.38 closing price on May 5."

"We remain confident that our offer is a better deal for Inco shareholders than the proposed Inco/Falconbridge combination and is the only compelling choice to fully maximize shareholder value."

On May 8, 2006 Teck Cominco announced that it was making an offer to acquire all of the outstanding common shares of Inco on the basis of, at the election of each holder, Canadian C$78.50 in cash or 0.9776 of a Class B subordinate voting share of Teck Cominco and C$0.05 in cash for each common share of Inco subject, in each case, to pro ration. Teck Cominco's offer is conditional, among other things, on the support agreement between Inco and Falconbridge Limited dated October 10, 1005, as amended, having been lawfully terminated in accordance with its terms, and Inco's takeover bid for Falconbridge having been lawfully withdrawn or terminated without any shares of Falconbridge having been purchased pursuant to such takeover bid, in all cases without breach by Inco. Full particulars of the offer are set out in the offer and circular and related materials mailed to Inco shareholders in connection with the offer.


                              TECK COMINCO LIMITED
         200 BURRARD STREET, VANCOUVER, BRITISH COLUMBIA, CANADA V6C 3L9
   TEL: (604) 687-1117         FAX: (604) 687-6100       www.teckcominco.com

Highlights of Teck Cominco's offer include:

o Inco shareholders to receive C$78.50 per share in cash or shares based on the price of Teck Cominco Class B shares on May 5, 2006: C$28.00 in cash and 0.6293 of a Teck Cominco Class B share at full pro ration;
o Offer represents a premium of 27.8% and 20.1% to the 30-day volume weighted average price and closing price, respectively, of Inco shares as at May 5, 2006;
o Transaction is expected to be accretive to Teck Cominco 's earnings and cash flow per share;
o New Teck Cominco will be led by a well-respected, disciplined management team with an exemplary track record of creating and enhancing shareholder value;
o New Teck Cominco will have an extensive portfolio of long-life, low-cost assets, a well-sequenced growth profile and substantial capacity to fund growth internally.


ABOUT TECK COMINCO

Teck Cominco is a diversified mining company, headquartered in Vancouver, Canada. Shares are listed on the Toronto Stock Exchange under the symbols TEK.MV.A and TEK.SV.B. The company is a world leader in the production of zinc and metallurgical coal and is also a significant producer of copper, gold, indium and other specialty metals. Further information can be found at www.teckcominco.com.

                                     -30-

IMPORTANT NOTICE

This press release may be deemed to be solicitation material in respect of Teck Cominco's proposed tender offer for the shares of Inco. On May 23, 2006, Teck Cominco has filed the following documents with the Securities and Exchange Commission ("SEC") in connection with its offer to purchase all of the outstanding common shares of Inco: (1) a Registration Statement on Form F-10 (containing an offer to purchase and a share take-over bid circular) and (2) a tender offer statement on Schedule T-O.

INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE SCHEDULE T-O AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER. These documents will be available without charge on the SEC's web site at WWW.SEC.GOV and may be obtained without charge from the SEC at telephone number 800-SEC-0330. Free copies of these documents can also be obtained by directing a request to Teck Cominco, 600-200 Burrard St. Vancouver British Columbia Canada, V6C 3L9, attention Corporate Secretary, by telephone to (604)687-1117, or by email to: info@teckcominco.com.

FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements within the meaning of the UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. Forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variation of such words and phrases or state that certain actions, events or results "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Teck Cominco or Inco to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements include estimates, forecasts, and statements as to management's expectations concerning the company, including after its proposed acquisition of Inco, with respect to, among other things, the size and quality of the company's development projects, mineral reserves and mineral resources, future trends, plans, strategies, objectives and expectations, including with respect to future operations, products, services and projects for the company, the proposed integration of management of the company and Inco, progress in development of mineral properties, future production, capital and mine production costs, demand and market outlook for commodities, future commodity prices and treatment and refining charges, the application of the company's CESL technology in Inco's operations, timing for listing Teck Cominco 's Class B subordinate voting shares on the NYSE, expected synergies and cost savings from the proposed acquisition of Inco, including the timing thereof, and the financial results, cash flows and operations of the company and Inco, including following the company's proposed acquisition of Inco. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary materially.

These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, interest rates, the supply and demand for, deliveries of, and the level and volatility of prices of nickel, cobalt, platinum group metals, zinc, copper, coal and gold and other primary metals and minerals as well as oil, natural gas and petroleum products produced by Teck Cominco and Inco, the timing of the receipt of regulatory and governmental approvals for Teck Cominco 's and Inco's development projects and other operations, the availability of financing for Teck Cominco 's and Inco's development projects on reasonable terms, Teck Cominco 's and Inco's respective costs of production and their respective production and productivity levels, as well as those of their competitors, power prices, market competition, the accuracy of Teck Cominco 's and Inco's reserve estimates (including, with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based, future commodity prices, production of commodities by the company, Inco and their respective competitors, the realization of synergies, transaction costs, and the future financial performance of the company and Inco. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to differ materially.

Factors that may cause actual results to vary include, but are not limited to: the Teck Cominco Class B subordinate voting shares issued in connection with the proposed acquisition may have a market value lower than expected, the businesses of Teck Cominco and Inco may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, the expected combination benefits and synergies and cost savings from the Teck Cominco /Inco transaction may not be fully realized or not realized within the expected time frame, the possible delay in the completion of the steps required to be taken for the eventual combination of the two companies, including the possibility that approvals or clearances required to be obtained from regulatory and other agencies and bodies will not be obtained in a timely manner, business and economic conditions in the principal markets for the companies' products, the supply, demand, and prices for metals to be produced, changes in commodity and power prices, changes in interest and currency exchange rates, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, changes in general economic conditions or conditions in the financial markets and other risk factors related to the mining and metals industry as detailed from time to time in Teck Cominco 's and Inco's reports filed with the US Securities and Exchange Commission ("SEC").

Certain of these risks are described in more detail in the annual information form of the company and in its public filings with the SEC. The company does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

For additional information, please contact:

Media contact:                      Investor contact:
Mark Sitter                         Greg Waller
Edelman                             Director Fin. Analysis & Investor Relations
(416) 979-1120, ext 333             Teck Cominco Limited
(647) 272-1469 - cell               (604) 685-3005
mark.sitter@edelman.com             greg.waller@teckcominco.com